# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brenmiller Energy Ltd., CIK 0001901215
CUSIP: M2R43K362
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 02/23/2025
Filed by CIK 0001936611
Persons authorized to receive notices and communications: Avraham Brenmiller, c/o Brenmiller Energy Ltd., 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249, 972-77-693-5140

## Reporting persons
- Avraham Brenmiller (CIK 0001936611): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 651,575; shared voting power 0; sole dispositive power 651,575; shared dispositive power 0; aggregate amount beneficially owned 841,233 (9.49% of the class)
  Comment: (1) Based on 8,676,619 Ordinary Shares that the Issuer has advised the Reporting Person were issued and outstanding as of March 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Brenmiller Energy Ltd.
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Comment:
This Amendment No. 3 to Schedule 13D (this "Schedule 13D/A") to Schedule 13D amends and supplements the Schedule 13D initially filed by Avraham Brenmiller (the "Reporting Person") with the U.S. Securities and Exchange Commission (the "SEC") on July 7, 2022, as amended by Amendment No. 1 filed with the SEC on February 16, 2023, and as amended by Amendment No. 2 filed with the SEC on July 8, 2024 (as amended, the "Schedule 13D"), and relates to the ordinary shares, no par value per share (the "Ordinary Shares"), of Brenmiller Energy Ltd., an Israeli company (the "Issuer"). Except as otherwise specified in this Schedule 13D/A, all items in the Schedule 13D are unchanged and each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

The principal executive offices of the Issuer are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 5, 2024, the Issuer's shareholders approved at the Issuer's Special General Meeting of Shareholders the grant to the Reporting Person of an aggregate of 212,843 options to purchase up to 212,843 Ordinary Shares, equal to a value of approximately $61,073 per year, as of October 28, 2024, under the Issuer's 2013 Global Incentive Option Scheme (the "Options" and the "Plan", respectively).

The Options have the following vesting schedule: 30% of the Options vested on December 5, 2024, following the aforementioned shareholder approval, and the remaining Options will vest over a period of three (3) years, as follows: (1) 30% of the Options will vest one year from October 28, 2024, (2) 30% of the Options will vest two years from October 28, 2024, and (3) 10% of the Options will vest three years from October 28, 2024, and will expire after five (5) years from October 28, 2024. The exercise price per Ordinary Share shall be $0.01. All other terms of the Options shall be in accordance with the terms specified in the Plan. Unvested Options shall be accelerated upon: (1) closing of a transaction (as defined in the Plan); and (2) termination of employment or demotion within six (6) months of a transaction (as defined in the Plan).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 5, 2024, 63,853 Options vested under the Plan and on February 23, 2025, the Issuer's third-party administrator of the Plan approved their issuance.

Although the Reporting Person has no present intention to do so, he may make purchases of Ordinary Shares or other securities of the Issuer from time to time, in the open market or in private transactions depending on his analysis of the Issuer's business, prospects and financial condition, the market for such securities, other investment and business opportunities available to him, general economic and stock market conditions, proposals from time to time sought by or presented to him and other factors. The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person's continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D, other than receipt of additional Ordinary Shares or other securities of the Issuer that may be granted as part of his compensation as Chief Executive Officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person may be deemed to beneficially own 651,575 Ordinary Shares of the Issuer, and 189,658 securities exercisable into ordinary shares within 60 days by the Reporting Person, which constitute 9.49% of the outstanding Ordinary Shares of the Issuer. The percentage is based on 8,676,619 Ordinary Shares that the Issuer has advised the Reporting Person were issued and outstanding as of March 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 651,575 Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: On December 5, 2024, 63,853 Options granted to the Reporting Person vested under the Plan.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Avraham Brenmiller: /s/ Avraham Brenmiller, Avraham Brenmiller (03/03/2025)